UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 333-105024

__________

CASCADES INC.

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purpose of providing the press releases issued by the Company on May 19, 2015, copies of which are filed as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press Release Regarding Completion of Notes Offering and Results of Tender Offer

99.2	Press Release Regarding Notice of Redemption

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Louise Paul
Name:	Louise Paul
Title:	Corporate Assistant Secretary

Date: May 19, 2015

Exhibit Index

Exhibit Number	Document

99.1	Press Release Regarding Completion of Notes Offering and Results of Tender Offer

99.2	Press Release Regarding Notice of Redemption